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Exhibit (a)(1)(C)

SONUS NETWORKS, INC.
STOCK OPTION EXCHANGE PROGRAM FACT SHEET

        Our shareholders approved a voluntary stock option exchange program that will permit our eligible employees to exchange certain outstanding stock options that are "underwater" for a lesser number of shares of restricted stock.

Eligibility

        The Exchange Program is open to our current U.S.-based employees that are paid out of our U.S. payroll. Current members of our Board of Directors, executive officers, members of our senior leadership team, former employees and former Board Members are not eligible to participate. An employee must be employed by Sonus Networks both at the time the Exchange Program commences and on the date the surrendered options are cancelled and shares of restricted stock are granted to replace them. In the event an eligible employee terminates employment for any reason prior to the grant of shares of restricted stock, he or she will not be eligible to participate in the Exchange Program and will instead retain his or her Eligible Options subject to their existing terms.

Eligible Options

        Options eligible for the Exchange Program are those options granted under our 1997 Stock Incentive Plan or 2007 Stock Incentive Plan, with an exercise price that is equal to or greater than $3.54, which represents the highest intra-day trading price of our common stock as reported on the NASDAQ Global Select Market during the 52 weeks preceding September 8, 2009, the date on which we commenced the Exchange Offer. You do not have to tender all your eligible stock options. However, all shares within a specified grant number must be exchanged.

Exchange Program Timeline

        The program commenced September 8, 2009 and will end at 11:59 p.m., Eastern Daylight Time, October 5, 2009. Employees must submit their online elections by this deadline.

Exchange Ratios

        The number of new shares of restricted stock that you receive will depend on the exercise prices and remaining contractual terms of your surrendered eligible stock options and the applicable exchange ratios, as shown below. Note that the exchange ratios apply to each of your stock option grants separately. This means that the various stock option grants you have received may be subject to different exchange ratios. If shares are not evenly divisible by the exchange ratio, we will round such fractional share of restricted stock up to the nearest whole share.

If the Per Share Exercise Price of an Eligible Stock Option Grant Is	And the Remaining Contractual Term of the Eligible Stock Option Grant Is	The Exchange Ratio Is (Eligible Stock Options to Shares of Restricted Stock)
$3.54 to $5.75	Greater than one year	4.5-to-1
$5.76 to $13.88	Greater than one year	6.0-to-1
$3.54 to $13.88	One year or less	20.0-to-1

How to Participate

        We have established a Stock Option Exchange Website, managed by BNY Mellon, for employees to make their elections. Eligible employees will receive a Personal PIN Number that must be entered on the Stock Option Exchange Program Website in order to make elections. Submissions by any other means will not be accepted.

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  Log on to the Stock Option Exchange Program Website at

    https://www.corp-action.net/sonusoptionexchange/

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  Enter your Personal PIN Number

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  Follow all instructions

How to Withdraw Your Election(s)

        If you elect to surrender eligible stock options and later change your mind, you may withdraw some or all of your surrendered stock options through the Stock Option Exchange Website. The deadline for submitting a withdrawal election is the same as the deadline for submitting an election, which is October 5, 2009 at 11:59 p.m., Eastern Daylight Time.

Vesting Schedule

        Shares of restricted stock will be completely unvested at the time they are granted and will become vested on the basis of a participant's continued employment with Sonus Networks over a period of three years following the grant date. 33 1/3% of the shares vest annually. A participant in the Exchange Program will generally forfeit any shares of restricted stock that remain unvested at the time his or her employment with Sonus terminates for any reason, pursuant to the terms of the 2007 Stock Incentive Plan. You are encouraged to review the 2007 Stock Incentive Plan before making your decision whether or not to participate in the exchange program.

Informational Sessions

        We will hold informational sessions in the Westford office and via Live Meeting. The sessions are not a substitute for carefully reviewing the materials located on the Stock Option Exchange Program Website and are not intended to provide a comprehensive overview of the program.

        Informational sessions will be held:

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  Tuesday, September 15, 2009 at 2:00 p.m. (Eastern Daylight Time)

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  Wednesday, September 23, 2009 at 3:00 p.m. (Eastern Daylight Time)

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  Tuesday, September 29, 2009 at 11:00 a.m. (Eastern Daylight Time)

Contact

        If you have questions about the Exchange Offer or how to participate, please contact the BNY Mellon Shareowner Services Customer Service Center, between the hours of 9:00 a.m. and 7:00 p.m., Eastern Daylight Time, Monday through Friday, at the numbers below:

1-866-222-8391
201-680-6579

        You should carefully read the information posted on the Stock Option Exchange Program Website, and you are encouraged to consult your own outside tax, financial and legal advisors as you deem appropriate before you make any decision whether to participate in the Exchange Offer. Participation involves risks that are discussed in the "Risk Factors" section of the Offer to Exchange document located on the Stock Option Exchange Program Website. No one from Sonus Networks or BNY Mellon is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

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  Exhibit (a)(1)(C)
SONUS NETWORKS, INC. STOCK OPTION EXCHANGE PROGRAM FACT SHEET